COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Shares
In Thainox Stainless Public Company Limited

Due to the disagreement on the details of Acquisition, POSCO has suspended negotiations regarding the possible purchase and acquisition of certain shares of Thainox Stainless Public Company Limited, a Thailand corporation (“Project”). At the present, POSCO has not made any formal or informal announcements regarding the Project; however, in accordance with disclosure requirements under the Korea Exchange regulations, POSCO will promptly disclose material information regarding the Project as soon as any such information is made available.